UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Resignation of Lina S. Saheb from Interim CEO and Director Positions

On August 8, 2023, Lina S. Saheb resigned from her positions as interim Chief Executive Officer and a member of the Board of Directors (“Board”) of Brooge Energy Limited (the “Company”) and all its subsidiary companies. Ms. Saheb will remain with the Company as a consultant to provide transition services and to support the delivery of Company’s ongoing strategic projects for a period of four months following her resignation. While the Company searches for a new Chief Executive Officer, the Board has established an Office of the Chief Executive Office to assume temporarily the role of the Chief Executive Officer of the Company. The Office of the Chief Executive Officer will consist of Paul Ditchburn, the current Chief Financial officer (“CFO’) of the Company, Saleh Yammout, a current member of the Board and a former Chief Financial Officer of the Company, and Saif Alhazaimeh, the current Research and Acquisition Manager of BPGIC FZE. Paul Ditchburn in his capacity as the CFO of the Company will serve as the Chair to the Office of the Chief Executive Officer.

A copy of the press release regarding Ms. Saheb’s resignation is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated August 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: August 11, 2023	By:	/s/ Yousef Al Assaf
Name: Yousef Al Assaf Title: Chairman of the Board